Explanatory Note: This supplement, referenced in our letter to the U.S. Securities and Exchange Commission dated June 8, 2012, is a marked version of the proposed disclosure that is indicative of how the Company would supplement the applicable disclosure in our CD&A in future filings.
COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes our compensation philosophy and the 2011 compensation decisions for the executive officers named in the Summary Compensation Table.

Compensation for the CEO, CFO and next three most highly compensated executive officers for 2011 (collectively, the “named executive officers”) was determined in a manner consistent with the firm’s pay-for-performance approach. BlackRock’s compensation approach is designed to:

•	Determine compensation based on Company and individual performance.

•	Promote appropriate sharing of financial results between shareholders and employees.

•	Align interests of executives with those of shareholders through the use of equity programs that require continued performance by the Company over the long-term.

•	Avoid incentive for excessive risk taking.

•	Provide pay opportunity that incents and retains high-performing employees.

In this context, executive pay decisions for 2011 reflect multiple measures of performance, including the firm’s financial results (see highlights below) and recognize several areas where performance was below internal targets. Results are viewed in the aggregate by the Board’s Management Development and Compensation Committee (“MDCC”) without any specific weighting.  No set formulas are established and no fixed benchmarks are used in determining named executive officer compensation.

Executive pay decisions for 2011 were primarily influenced by three factors: a weak financial market environment in the second half of the year, focus on delivering results to shareholders through expense management, and strategic investment in staff for future growth in key areas of opportunity. Combined, these three factors produced a lower firm-wide bonus pool than 2010 which was used to pay a larger number of employees. As a result, 2011 senior executive pay was significantly lower than 2010.

As noted throughout the remainder of this Compensation Discussion and Analysis, executive pay decisions are not ~~formulaic and~~based upon formulas, but rather are the product of an integrated, subjective compensation decision by the MDCC taking into consideration the appropriate level of pay for a particular individual and absolute firm-wide financial results on both an absolute and a year-over-year basis.  As part of its subjective decision making, the MDCC is particularly mindful of the Company’s overall ratio of bonuses to pre-incentive operating income, as well as the ratio of compensation and benefits expense to revenue.  However, there exists no stated formula by which the MDCC is bound.

BlackRock maintains a corporate-wide bonus pool established by the Company through accruals made over the course of the year and which is designed to ensure that sufficient funds are available each year to pay annual cash  incentive awards to our employees, including our named executive officers (the “Corporate Pool").  The Company determines the total Corporate Pool amount in large part by considering the projected amount of cash bonuses relative to pre-incentive operating income (adjusted for certain non-recurring items), as well as reviewing other financial measures, including the ratio of annual compensation and benefits expense to revenue.  The Corporate Pool does not serve as a basis for the MDCC's compensation decision for our named executive officers; rather, the Corporate Pool provides the source for "funding" the annual cash bonuses awarded to Company employees each year, including the cash portion of the annual bonuses approved by the MDCC for our named executive officers (described below in this Compensation Discussion and Analysis) as part of the MDCC's integrated, subjective decision making process.

Neither the stock component of annual bonuses nor the long-term incentive compensation awards is generated from the Corporate Pool.  Rather, as noted below in this Compensation Discussion and Analysis, the stock component of annual incentives (which vests in three equal installments and is expensed over the vesting period) is based upon a firm-wide guideline that awards a greater portion of annual bonus in equity for higher levels of annual bonuses; and the  long-term incentives from the Partner Plan and the new Challenge Award Program are awarded on a purely subjective basis as part of the MDCC's overall annual compensation decision.

       In conjunction with the Corporate Pool, the MDCC also administers a Section 162(m) pool (the "162(m) Pool") pursuant to the shareholder-approved Amended and Restated 1999 Annual Incentive Performance Plan (the "Performance Plan").  The 162(m) Pool (and a sub-pool allocated for awards to our named executive officers) is administered each year in accordance with the requirements of Section 162(m) of the Internal Revenue Code.  Neither the 162(m) Pool, the sub-pool nor any individual’s allocable portion of the sub-pool serves as a basis for the MDCC's compensation decisions for our named executive officers; instead, the sub-pool serves to establish a Section 162(m) ceiling on the annual bonus amounts (in the form of cash and/or stock) which the MDCC can award under the Performance Plan to those of our executives who are subject to Section 162(m), all subject to the availability of the Corporate Pool and consistent with the MDCC's integrated, subjective decision making process.

2011 Performance Context

In general, Company performance was solid and included record levels of earnings despite an increasingly challenging market and global economic environment. Financial highlights include:

•	Diluted earnings per share increased 8% to $11.85 on an as-adjusted basis (all as-adjusted numbers as described and reconciled in BlackRock’s Form 10-K).

•	Total revenue increased 5% from 2010 to $9.1 billion.

•	Net income improved 5% on an as-adjusted basis compared to 2010.

•
Assets under management (“AUM”) declined 1.4% from $3.56 trillion to $3.51 trillion at year end 2011. Long-term net new business was positive in all regions (before giving effect to the final BGI merger-related outflows recorded in the first half of the year).

•	Operating margin of 39.7% on an as-adjusted basis increased from 39.3% in 2010.

•	Adjusted compensation and benefit expense was 34.7% of revenue, flat to 2010.

In addition to reported financial results, the Company’s performance highlights were substantial and figured into the pay decisions of our named executive officers. Specific achievements are reported in greater detail in the section, “—Determination of 2011 Compensation”, below.

While financial performance reached record levels in terms of revenue, operating income, net income and earnings per share, our results were below budgeted levels. The weak market environment in the second half of the year was a substantial factor in financial results not meeting budget. In addition, several other key measures of performance, including organic growth in “long-dated” assets did not meet expectations that were established at the beginning of the year.

We made significant investments in our business this year, which we expect to result in improved financial results for shareholders in the future. We added staff to strengthen several investment specialties and products, our client service capability and to expand our global reach. The net headcount growth resulted in added compensation and benefits expense which, when managed within the firm’s overall expenses, was dilutive to 2011 employee compensation. Our named executive officer pay was reduced, accordingly.

2011 Compensation Results

2011 pay for the CEO decreased by 17% on a year-over-year basis, and 2011 pay for the remaining named executive officers decreased by 20%. Executive pay decisions weighed performance results across multiple areas of focus: financial results, return to shareholders, investment for future growth and operating platform efficiency.

55% of the resulting compensation to named executive officers was awarded in the form of BlackRock stock which vests over multiple years.

Given this high percentage of pay in equity, realized pay for executive officers will be dependent on future stock price performance. Individual pay decisions are not based on the Company’s total shareholder return (TSR~~S~~) but TSR~~S~~ significantly influences the ultimate value of compensation awarded. For our executive officers, this connection was further strengthened by the introduction of share price appreciation targets that will be required on a portion of their equity awards in order for those awards to vest. This new program is described in greater detail, below.

See “—Determination of 2011 Compensation” for additional commentary on compensation for named executive officers.

Compensation Governance Practices

BlackRock has strong governance procedures and practices with respect to employment and compensation, which are exemplified by the following:

•	No change in control arrangements with its executives.

•	No ongoing employment agreements or guaranteed compensation arrangements with its named executive officers.

•	No tax reimbursements for any perquisites.

•	No supplemental retirement benefits to its executives.

•	A clawback policy that allows for the recoupment of performance-based compensation (both annual and long-term, including all equity compensation).

•	Stock ownership guidelines for senior leaders of the firm.

•	An insider trading policy that prohibits short selling of BlackRock securities and pledging shares as collateral for a loan (among other items described later).

•	Thorough risk assessment process, as described in the “—Risk Analysis of Compensation Plan” section after the CD&A.

•	An annual advisory vote on executive compensation, as proposed and approved by shareholders at the 2011 annual shareholder meeting.

Say on Pay Advisory Vote

Shareholders, by a vote of 96.7%, approved of the Company’s named executive officer compensation programs and practices in our 2011 Say on Pay advisory vote. While the Company did not change its compensation programs as a result of this favorable vote, it continues to examine its compensation programs and strategies. In 2011, we adopted share ownership guidelines for senior officers and introduced the Challenge Award Program for select senior leaders of the Company, which requires share price appreciation hurdles for the equity grants made under the program to vest. This program replaced previous Partner Plan grants that were time-vested.

Key Elements of Executive Compensation

The key elements of BlackRock’s executive compensation program include:

•	Base salaries;

•	Annual incentive awards (annual bonus);

•	Long-term incentive compensation;

•	Retirement and other benefits; and

•	Perquisites.

Base Salaries

Base salaries are intended to provide regular cash flow to executives throughout the year and represent a relatively small portion of total compensation. Mr. Hallac and Ms. Wagner each received base salary increases of 17% for 2011 in recognition of their roles and as part of a rebalancing of components of pay. The base salary for our CEO, Mr. Fink, remained at $500,000 as it has since 2001.

Annual Incentive Awards (Annual Bonus)

Annual incentive awards represent a significant percentage of total compensation for senior leaders of the Company. Variability of annual incentives allows compensation that is differentiated on an individual basis from year to year in recognition of Company and individual performance. The emphasis on performance-based annual incentives permits lower fixed compensation expense.

A significant portion of annual bonus for senior leaders is awarded in BlackRock equity which vests in three equal installments in each year following grant and is expensed over the vesting period. The stock component of annual incentive is determined using a firm-wide guideline that awards a greater portion of annual bonus in equity for higher levels of total bonus.

Long-Term Incentive Compensation

~~Long~~In addition to the annual incentive awards (annual bonus), long-term incentives are designed to aid in the retention of senior management and to align their interests with long-term shareholder interests. Prior to 2009, the Company had historically granted long-term incentives to our named executive officers on an episodic basis. Since 2009, the MDCC has approved annual equity awards under its Partner Plan and the new Challenge Award Program. Award recipients and award size ~~is~~are determined on an individual basis as part of an integrated, subjective annual compensation decision.   No formulas or specific performance factors are used to determine long-term incentive award recipients or to calculate individual or aggregate award values and there is no direct correlation between any particular performance measure and the size of the resulting award.

Equity awards from the Partner Plan and the new Challenge Award Program are made to select senior leaders of the Company to provide greater linkage with the Company’s future results. The new Challenge Award, awarded in 2012 as part of 2011 compensation to named executive officers and other key leaders of the Company, requires sustained appreciation above the grant date stock price in order for the award to be delivered. Challenge ~~a~~Awards require that separate 15%, 25% and 35% share price appreciation targets be achieved during the six-year term of the awards. Awards are eligible to be earned and paid if price conditions are met on the fourth, fifth or sixth anniversary of January 31 of the year of grant. See footnote 1 of the Summary Compensation Table for additional detail of 2011 equity awards for named executive officers.

~~The long~~Long-term incentive awards ~~for recipients~~, including ~~named executive officers~~Challenge Awards, are established individually to provide meaningful incentive for continued performance over a multi-year period recognizing the scope of the individual’s role, business expertise and leadership skills. For certain prior long-term incentive awards and for grants under the new Challenge Award Program, achievement of performance conditions is also required in order for awards to be delivered.

Perquisites

BlackRock makes certain perquisites and other benefits available to named executive officers that are considered a reasonable part of the executive compensation program. The incremental costs of these benefits are included in the “All Other Compensation” column of the Summary Compensation Table. BlackRock does not provide tax reimbursements for any perquisites. BlackRock obtains aircraft services from a third-party supplier, which it makes available to its executive officers for business and personal use. Messrs. Fink and Kapito are required by the Board to utilize these airplane services for all business and personal travel in the interest of protecting their personal security. Executive officers reimburse BlackRock for a portion of the cost of the airplane services and in respect of the portion not reimbursed, BlackRock imputes income to the executive officer. BlackRock also offers a financial planning perquisite to named executive officers.

Named executive officers have participated in investment opportunities offered from time to time to BlackRock employees. These offerings may be provided without charging management or performance fees consistent with the terms offered to other employees who meet the same applicable legal requirements.

Retirement and Other Benefits

BlackRock provides employee benefits and retirement programs in which all eligible employees participate, including the named executive officers. Program benefits include medical, dental, life and disability benefits and retirement savings vehicles. BlackRock makes contributions to 401(k) accounts of its named executive officers on a basis consistent with other employees. BlackRock does not maintain a supplemental executive retirement program.

Certain employees, including the named executive officers, may voluntarily defer all or a portion of their annual incentive awards pursuant to the BlackRock, Inc. Voluntary Deferred Compensation Plan (the “VDCP”). Elections to defer must be made no later than June 30 of the year for which the bonus is paid. Deferred amounts are held by BlackRock as unsecured liabilities and participants may, from time to time, elect to have their deferred account credited with future investment returns from among fourteen benchmark funds. The benchmark investments for named executive officers are the same as for all other participants. Pursuant to the terms of the VDCP, deferred amounts and any benchmark returns are immediately vested. None of the named executive officers elected to defer a portion of their 2011 bonus pursuant to the VDCP.

None of the named executive officers participate in any Company sponsored defined benefit program.

No Employment, Severance or Change of Control Agreements

None of the named executive officers have individual employment, severance, or change of control agreements with BlackRock. In the event of involuntary termination of employment without cause by BlackRock, named executive officers are eligible for severance benefits under BlackRock’s Severance Pay Plan (the “Severance Plan”). The Severance Plan provides salary continuation of two weeks per year of service with a minimum of 12 weeks and a maximum of 54 weeks to all U.S.-based employees who are involuntarily terminated without cause in conjunction with a reduction in force.

Clawback, Hedging and Pledging Policies

BlackRock has a clawback policy related to performance-based compensation (covering annual and long-term incentives, including all equity compensation) that is applicable in the event that financial results are restated. After a review of all relevant facts and circumstances, the Board may seek recoupment on behalf of BlackRock from current or former employees of all or any portion of such employee’s performance-based compensation (including any appreciation thereon) as it deems appropriate if such employee’s actions caused the need for a restatement.

BlackRock’s insider trading policy prohibits short selling of, as well as the trading of options or warrants on, BlackRock securities. In addition, executive officers may not (i) use BlackRock stock as collateral for a loan in a margin account, (ii) pledge shares of BlackRock stock as collateral for a loan or (iii) engage in any transactions that have the effect of hedging the economic risks and rewards of BlackRock equity awards.

Share Ownership Guidelines

Annual equity awards and long-term incentive awards, in conjunction with existing high levels of direct ownership of BlackRock stock, ensure that executive officers and shareholder interests are appropriately aligned. In addition, the Company implemented share ownership guidelines for its senior executives in 2011 that require direct ownership of BlackRock stock of $10 million for the CEO, $5 million for the President and $2 million for all other members of the senior management team. The guidelines only consider shares held directly and do not include any unvested equity awards or unexercised stock options. As of December 31, 2011, all named executive officers met or were on target to meet guidelines within the 5-year implementation timeframe of the guidelines.

Equity Award Practices

All grants of BlackRock equity awards are approved by the MDCC and are made under our stockholder-approved 1999 Stock Award and Incentive Plan. Participation in equity-based programs acknowledges each individual’s business role, individual performance and ability to contribute to Company performance. For 2011 annual incentive awards (other than for Challenge Awards), the value of the stock portion of the bonus was converted into restricted stock or restricted stock units by dividing this award value by the average of the high and low prices per share of common stock of BlackRock on the second trading day after BlackRock’s fourth quarter 2011 earnings release. For 2011 Challenge Awards, the award value was converted into a number of restricted stock units using a formula approved by the MDCC, which represents a discount to the full value of a share of BlackRock common stock on the grant date to account for the performance requirements and the risk of the award not vesting if certain performance requirements are not met.   The formula for this conversion is set forth in footnote 1 of the Summary Compensation Table.

Compensation Determination Process

In accordance with NYSE rules, the MDCC consists solely of independent directors and is charged with determining and approving CEO compensation, among other responsibilities. With respect to the other named executive officers listed in the Summary Compensation Table, the MDCC seeks recommendations from the CEO and approves all pay actions.

The framework for pay decisions is designed to ensure that compensation is appropriately aligned with the financial performance of BlackRock while also ensuring recognition of individual leadership and operating contributions toward achieving the overall strategic priorities of the firm. Compensation decisions for executive officers are made once annually with initial review beginning in December of each year. Final annual bonus determinations for that year, as well as equity awards made through the Partner Plan and Challenge Award ~~p~~Program~~s~~, are approved in January of the following year. This timing allows full-year business results and individual performance assessment to be considered along with other non-financial goals and objectives in the MDCC’s determination of compensation.

The MDCC and the CEO review a number of factors when evaluating overall and individual compensation. Financial and business goals and objectives that are established at the beginning of each year provide the basis for assessment of performance for compensation decisions. Financial results, including, as applicable, performance against prior year and/or against budget, investment performance and other non-financial goals, are considered within the overall business environment. These results are viewed in the aggregate by the MDCC, without any specific weighting, and there was no direct correlation between any particular performance measure and the resulting annual or long-term incentive award. Although the framework for compensation decision-making is tied to achievement of goals, compensation for named executive officers is not determined by formula. The MDCC and the CEO exercise independent business judgment to determine individual compensation based on achievement of strategic and operating results and other considerations such as management and leadership capabilities.

~~Annual~~The cash portion of annual incentive awards ~~are~~is generated from ~~a bonus pool established by the Company. The~~the Corporate Pool.  As described in the Executive Summary above, the Company derives the total ~~bonus~~Corporate ~~p~~Pool amount in large part by considering the projected amount of cash bonuses relative to our pre-incentive operating income (adjusted for certain non-recurring items), as well as reviewing other financial measures, including the ratio of our annual compensation and benefits expense to our revenue. The use of these guidelines is designed to ensure a balance of shareholder and employee interests, in particular to ensure that cash bonuses are closely tied to profitability and that overall compensation and benefits costs are competitive. There are no fixed percentages established with respect to these guidelines; rather, accruals are made over the course of the year ~~and~~which are designed to ensure that sufficient funds are available to pay annual cash incentive awards. These accruals are reviewed and monitored during the course of the year by the MDCC and are subject to adjustment by the MDCC to reflect market conditions, competitive pay levels and the Company’s performance (e.g., revenue run rate, net inflows of assets under management, operating margin and investment performance). At the end of the year, the MDCC approves the final size of the ~~bonus pool for allocation.~~ Corporate Pool for allocation.  In conjunction with awarding the cash portion of the overall annual incentive award, the stock portion is also awarded, utilizing the firm-wide guideline referred to above in the Section entitled "Annual Incentive Awards."

Market Compensation Data

The MDCC considers market intelligence on compensation to be one of several important factors to consider in the determination of pay for the named executive officers. To gather market data annually and to analyze the competitiveness of its executive compensation programs, management engages McLagan Partners, a compensation consultant that specializes in conducting proprietary compensation surveys and interpreting pay trends in the asset management industry.

The results of McLagan Partners’ surveys were:

•	Analyzed to account for differences in the scale and scope of operations between survey incumbents and BlackRock;

•	Used to evaluate BlackRock’s overall competitive compensation position as well as its position by functional business and by title; and

•
Used to make comparisons on an officer-by-officer basis, where an appropriate match of position scope and responsibilities could be made and sufficient market data was available to maintain the confidentiality of all participant firms.

The MDCC was presented with the results and analyses of the surveys and reviewed the types and mix of compensation elements offered to employees by participants in McLagan Partners’ surveys. When determining the appropriate competitive market data to use, the MDCC considered the size and complexity of BlackRock, and the scope of individual positions. While market data is one factor in evaluating overall pay levels within BlackRock, the MDCC does not engage in any formal comparison of pay between BlackRock executives and executives at other companies.  Rather, this information is reviewed and considered primarily to provide the MDCC with a clearer understanding of compensation practices and trends in the broader marketplace.  As noted above, individual pay decisions are ~~primarily~~ based on subjective assessments of individual and Company performance.

Confidentiality obligations to McLagan Partners and to its survey participants prevents BlackRock from disclosing the firms included in the surveys.  Survey participants include stand-alone, publicly traded asset management companies as well as asset management organizations for which publicly available compensation data is not available.

Compensation Consultant

The MDCC directly retains Semler Brossy Consulting Group LLC (“Semler Brossy”), a compensation consultant, to provide objective advice on the pay practices and the competitive landscape for the compensation of BlackRock’s executive officers. The MDCC also consulted with Semler Brossy on pay trends and emerging compensation practices among financial services firms beyond the asset management sector for general context and perspective on the industry. Semler Brossy reviewed the firms included in the McLagan Partners’ analyses and the results of the competitive surveys. Semler Brossy also reviewed publicly disclosed pay information for executive management roles within certain publicly traded asset management firms, including Affiliated Managers Group, Inc., AllianceBernstein Holdings L.P., Eaton Vance Corp., Federated Investors, Inc., Franklin Resources, Inc., Invesco Ltd., Janus Capital Group Inc., Legg Mason, Inc. and T. Rowe Price Group, Inc. These firms were selected because these are the most similar to BlackRock in terms of size, scope and complexity among companies for which publicly available data exists. However, these firms do not provide ideal comparisons (for example, they are generally far smaller than BlackRock) and therefore were used only to understand pay trends among other public asset managers. The companies used in the McLagan Partners study (which include both public and private companies) offer more suitable comparisons for these purposes.

Determination of 2011 Compensation

In January 2012, the total ~~bonus pool (including equity awards)~~Corporate Pool which was allocated among our employees was approximately $1.522 billion of which a portion was allocated to our named executive officers in the form of ~~cash and annual equity awards.~~annual cash incentive awards.  At the same time, the stock portion of the overall annual incentive was awarded utilizing the firm-wide guidelines for these stock awards. In addition, the MDCC subjectively approved a separate ~~pool~~amount of $144 million for ~~separate and additional~~the granting of long-term awards of which a portion ~~were~~was subjectively allocated in the form of Challenge Awards to the named executive officers. The Challenge Award made to each named executive officer appropriately balances the long-term focus of the award within the overall 2011 compensation decision.

The following table outlines the components of compensation for named executive officers considered by the MDCC, including the percentage change in annual and aggregate annual compensation from 2010 to 2011. The table shows the 2011 compensation amounts presented in a format that differs from the amounts required to be disclosed in the Summary Compensation Table by SEC regulations. As shown in the table, the MDCC recognizes a portion of the prior LTIP awards in determining aggregate compensation amounts for named executive officers. This is the final year that this element will be considered as part of the annual compensation decision process because all of the episodic LTIP awards have vested and have been paid.

Name	2011 Base Salary	2011 Bonus Paid in Cash	2011 Bonus Paid in Stock	Challenge Award	2011 Annual Compen- sation	% Change in Annual Compen- sation from 2010	Annualized Initial Value of Previously Granted Long-term Incentives	2011 Aggregate Annual Compen- sation	% Change in Aggregate Annual Compen- sation from 2010
Laurence D. Fink	$500,000	$8,125,000	$7,175,000	$3,750,000	$19,550,000	-17%	$3,343,000	$22,893,000	-15%
Robert S. Kapito	$400,000	$6,225,000	$5,275,000	$3,000,000	$14,900,000	-19%	$1,928,000	$16,828,000	-18%
Charles S. Hallac	$350,000	$3,475,000	$2,525,000	$2,250,000	$8,600,000	-15%	$1,457,000	$10,057,000	-13%
Susan L. Wagner	$350,000	$2,375,000	$1,425,000	$2,000,000	$6,150,000	-29%	$1,457,000	$7,607,000	-25%
Ann Marie Petach	$450,000	$1,225,000	$525,000	$1,325,000	$3,525,000	-16%	$437,500	$3,962,500	-15%

Additional Detail on CEO Compensation Determination

The MDCC determined the annual incentive award for Mr. Fink through a process of assessment of financial results and individual accomplishments and consultation with Semler Brossy regarding market and financial context as discussed above.

BlackRock’s results for 2011 were viewed in the context of goals and objectives that were approved by the MDCC as well as the Company’s absolute performance and incremental performance from prior years. 2011 CEO goals and objectives covered the following areas: financial results, investment results, growth in assets under management, client relationships, industry leadership, employee engagement and succession planning, and risk management. In addition to the financial results described in the executive summary above, other achievements that factored in the MDCC’s deliberations include:

•	Continued competitive investment performance across active strategies where 63%, 67% and 73% of AUM ranked above benchmark or peer group median for the one-, three- and five-year periods ended December 31, 2011, respectively. The MDCC considered these significantly positive results as well as the active strategies where improvement in investment performance is sought.

•	Maintenance of global leadership position in the exchange-traded products (“ETP”) sector through our iShares® offerings.

•	Repurchase of the remaining ownership interest of Bank of America to enhance shareholder value through effective use of free cash flow, while maintaining a strong liquidity and capital position.

•
Focus on improving the overall effectiveness and efficiency of our operations through consolidation of facilities upgrades in London and New Jersey and expansion in India, development of a firm-wide trading platform, as well as realigning our global marketing and communications functions.

•	Investment in key product areas and functions to position the firm for future organic growth. Specific investments include expansion of our iShares ETP platform, alternatives capabilities, retirement solutions, and further build out of our presence in Asia Pacific. The incremental headcount was managed within the firm’s overall compensation expense and was dilutive to 2011 employee compensation.

•	Enhanced processes to support BlackRock’s culture of success by developing leadership talent and driving performance differentiation.

Annual incentive decisions were made in the context of the total compensation package, including base salary and the annualized initial value of Mr. Fink’s long-term incentive award opportunity. For this purpose, 20% of the initial value of the January 2007 LTIP award was included in the aggregate compensation considered by the MDCC, reflecting the five-year period over which the award vests.

Given the overall challenging environment and the Company’s results, the MDCC determined to provide annual compensation for Mr. Fink that was 17% lower than 2010. This determination reflects the firm-wide performance factors as described above under “—2011 Performance Context.” The cash and stock elements of the 2011 annual bonus for Mr. Fink and other named executive officers was determined using the same sliding scale approach that is used for other employees. As part of the total compensation decision, Mr. Fink’s 2011 Challenge Award value is the same as his Partner Plan award value in 2010.

Additional Detail on Named Executive Officer Compensation Determination

The determination of annual bonus and Challenge Awards was based on an assessment of individual contributions to BlackRock’s success throughout the year, each executive’s ability to contribute in the future and, with respect to the cash portion of the annual bonus, consideration of the aggregate bonus pool, which produced annual compensation that was lower than 2010 for most senior managers of the firm.

Mr. Kapito

Mr. Kapito’s compensation was established using similar consideration of results as were used for the CEO. Mr. Kapito’s total annual compensation was 19% lower than 2010 reflecting the overall challenging environment and firm results despite his continued strong contributions to the day-to-day management of the firm and active involvement in developing further capabilities in alternative products. Mr. Kapito’s Challenge Award has an equal award value to his 2010 Partner Plan Award.

Mr. Hallac

Mr. Hallac’s 2011 compensation was 15% lower than 2010. This result reflected the challenging environment and firm results despite his strong contributions to effective expense management for the technology and operations functions and improvements in the firm-wide business planning and business review processes. Mr. Hallac’s Challenge Award has an equal award value to his 2010 Partner Plan Award.

Ms. Wagner

Ms. Wagner’s year-over-year change in part reflects her 2010 compensation, which recognized her significant role in the BGI acquisition and related integration efforts. The 2011 compensation determination for Ms. Wagner was based on her leadership of the Strategy and Corporate Development functions and active role in managing the Asia Pacific region on an interim basis. Ms. Wagner’s 2011 compensation was 29% lower than 2010 and her Challenge Award is $625,000 lower than her 2010 Partner Plan Award.

Ms. Petach

Ms. Petach’s total annual compensation decreased 16% versus 2010 reflecting the challenging environment and overall financial results of the firm while recognizing her role in strengthening the firm’s capital, liquidity and tax structure. Ms. Petach’s Challenge Award is $12,500 higher than her 2010 Partner Plan Award.

Tax Implications

All compensation paid to the named executive officers is intended to qualify as tax deductible under Section 162(m) of the Internal Revenue Code. The MDCC will, however, consider awarding compensation to named executive officers that is not fully deductible under Section 162(m) of the Internal Revenue Code in cases where it is determined to be in the best interest of the Company and shareholders to do so.

For 2011, annual incentive awards were made to the named executive officers pursuant to ~~BlackRock’s stockholder approved Amended and Restated 1999 Annual Incentive Performance Plan (the “~~the Performance Plan~~”)~~. In February 2011, the MDCC established ~~a maximum corporate incentive pool based on~~the 162(m) Pool (described in the Executive Summary above).  The 162(m) Pool was expressed as a percentage of pre-incentive operating income~~, and through prescribed formulas,~~; a percentage of the overall 162(m) Pool (essentially a sub-pool) was then allocated specifically for the cash and stock portion of annual incentive awards (but not for Partner Plan or Challenge Awards) in respect of our highest-paid senior executives, including all named executive officers.  Consistent with the requirements of Section 162(m), this sub-pool was then allocated on an individual basis, so that each eligible executive was assigned his or her maximum percentage of the sub-pool.  The 162(m) Pool effectively set maximum annual incentive award amounts for each of the named executive officers in accordance with the Performance Plan. In determining the final annual incentive awards for each named executive officer, and consistent with the MDCC's integrated, subjective decision making process, the MDCC exercised its discretion ~~to pay less than the formula results, based on the criteria and factors discussed above, to arrive at the final amounts.~~under the Performance Plan to award less than each executive's maximum allocable portion of the sub-pool.

Report of the Management Development and Compensation Committee

The following is the MDCC report to stockholders. In accordance with the rules of the SEC, this report shall not be incorporated by reference into any of BlackRock’s future filings made under the Exchange Act or under the Securities Act, and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Management Development and Compensation Committee
Report on Executive Compensation for Fiscal Year 2011

The MDCC has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

MEMBERS OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

David H. Komansky, Chairman
Dennis D. Dammerman
James Grosfeld
Sir Deryck Maughan

Management Development and Compensation Committee Interlocks and Insider Participation

No member of the MDCC was, during the fiscal year, an officer or employee, or formerly an officer or employee, involved in any related person transactions requiring disclosure in this Proxy Statement. No executive officer of BlackRock served (i) as a member of the Compensation Committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on the MDCC of BlackRock, (ii) as a director of another entity, one of whose executive officers served on the MDCC of BlackRock, or (iii) as a member of the Compensation Committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as a director of BlackRock.

Risk Analysis of Compensation Plan

The compensation program for BlackRock employees is structured to avoid providing incentives for excessive or unnecessary risk taking. In setting compensation, the MDCC considers the risks to BlackRock and to the achievement of BlackRock’s goals that may be inherent in the compensation program. A significant portion of employee compensation is performance-based and “at risk.” BlackRock believes that its compensation plans are appropriately structured and do not pose risks that are reasonably likely to have a material adverse effect on BlackRock.

The MDCC considers the following when evaluating whether employee compensation plans and policies encourage BlackRock employees to take unreasonable risks:

•	performance goals that are reasonable in light of past performance and market conditions;

•	longer-term expectations for earnings and growth;

•	the fact that the base salary component of the compensation program does not encourage risk taking because it is a fixed amount;

•
the stock portion of annual incentive awards to executive officers, which is the largest component of total annual compensation paid to executive officers, is paid in the form of restricted stock and/or restricted stock units, which only vest over time, and thus, depend on the performance of BlackRock as a whole and continue to be “at risk” until vesting and settlement in the future; and

•	the portion of bonuses paid as restricted stock and/or restricted stock units is determined using a sliding scale that allocates increasingly larger proportions as stock as bonus amounts increase.

One of BlackRock’s primary product tools is risk management and, while employees are compensated for strong performance in their management of client assets, they are required to manage risk within the risk profiles appropriate for BlackRock’s clients. Therefore, BlackRock employees are not rewarded for engaging in high-risk transactions outside of established parameters. BlackRock’s compensation practices do not provide undue incentives for short-term planning or short-term financial rewards, do not reward unreasonable risk and provide a reasonable balance between the many and substantial risks inherent within the business of investment management, risk management and advisory services.

BlackRock’s revenues are not subject to significant estimates as they are primarily based on advised assets and past services. Expenses also are not subject to significant estimates. The Company’s operating income, on which compensation is based, is not reliant on the Company’s seed or co-investments. While BlackRock may make seed or co-investments in its various funds alongside clients, it is not involved in proprietary trading where there would be an incentive to put BlackRock assets at risk in order to generate short-term returns.

Summary of Compensation

The following Summary Compensation Table sets forth information concerning compensation provided by BlackRock for the years indicated to the named executive officers.

2011 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2) (Fair Value of Awards)	All Other Compensation ($)(3)	Total ($)
Laurence D. Fink	2011	$500,000	$8,125,000	$13,060,606	$192,250	$21,877,856
Chairman and Chief	2010	$500,000	$10,175,000	$12,805,446	$358,828	$23,839,274
Executive Officer	2009	$500,000	$9,050,000	$5,988,337	$321,079	$15,859,416

Robert S. Kapito	2011	$400,000	$6,225,000	$10,126,442	$220,380	$16,971,822
President	2010	$400,000	$8,010,200	$9,833,796	$62,050	$18,306,046
	2009	$400,000	$7,010,200	$4,508,450	$31,005	$11,949,655

Charles S. Hallac	2011	$350,000	$3,475,000	$5,611,725	$17,250	$9,453,975
Vice Chairman	2010	$300,000	$4,275,000	$5,400,666	$11,350	$9,987,016
	2009	$300,000	$3,475,000	$1,943,394	$15,500	$5,733,894

Susan L. Wagner	2011	$350,000	$2,375,000	$5,045,469	$17,250	$7,787,719
Vice Chairman	2010	$300,000	$3,337,500	$5,046,366	$11,350	$8,695,216
	2009	$300,000	$2,612,500	$1,327,660	$15,500	$4,255,660

Ann Marie Petach	2011	$450,000	$1,225,000	$2,126,234	$45,380	$3,846,614
Senior Managing	2010	$450,000	$1,637,500	$2,145,470	$11,350	$4,244,320
Director and Chief	2009	$450,000	$1,655,000	$404,226	$11,500	$2,520,726
Financial Officer

(1)
These amounts represent the cash portion of annual bonuses for the respective periods awarded pursuant to the Performance Plan. To secure the deductibility of annual incentive awards (including cash bonuses) awarded to the named executive officers, each named executive officer’s total incentive award is awarded under the Performance Plan, which permits deductibility of compensation paid to the named executive officers under Section 162(m) of the Internal Revenue Code. Satisfaction of the performance criteria under the Performance Plan determines only the maximum amount of incentive compensation that may be awarded to named executive officers for the fiscal year. The amount of incentive compensation awarded to each named executive officer in January 2012 (for fiscal year 2011) was based on the criteria more fully described under the caption “Compensation Discussion and Analysis” and was less than the portion of the performance-based bonus pool available for awards to each named executive officer under the Performance Plan.

As described under the caption “Compensation Discussion and Analysis,” on January 20, 2012, Messrs. Fink, Kapito and Hallac and Ms. Wagner and Ms. Petach were awarded restricted stock units as part of their annual bonuses for the 2011 fiscal year. These awards had grant date values of $7,175,000, $5,275,000, $2,525,000, $1,425,000 and $525,000 respectively, based on the average of the high and low prices per share of BlackRock common stock on January 20, 2012, of $183.71. Additionally, Messrs. Fink, Kapito and Hallac and Ms. Wagner and Ms. Petach received Challenge Awards with grant date values of $3,750,000, $3,000,000, $2,250,000, $2,000,000 and $1,325,000, respectively. ~~These award values were converted into a~~The number of ~~restricted stock units using a formula approved by the MDCC, which represents a discount to the full value of a share of BlackRock common stock on the grant date to account~~units granted as Challenge Awards was determined by dividing the individual’s award value by the average of the high and low prices on January 20, 2012 and multiplying the result by 1.6052.  The conversion premium was derived using a fair value calculation based on a Monte Carlo methodology that accounts for the performance requirements and the risk of the award not vesting if ~~certain~~ prescribed  performance requirements are not met. For more information regarding the Challenge Awards, please refer to the Compensation Discussion and Analysis.

(2)
Reflects the fair value of awards made during each calendar year as measured by BlackRock’s closing stock price on the date of grant. The value of the awards made on January 20, 2012 is not reflected in this Summary Compensation Table pursuant to SEC regulations.

(3)
In 2011, $175,000 and $175,000 were attributable to personal use by Messrs. Fink and Kapito, respectively, for aircraft services that BlackRock obtained from a third-party supplier, and these amounts reflect the incremental cost to BlackRock to obtain the aircraft services, net of amounts reimbursed by the executive officer. Messrs. Fink and Kapito are required by the Board to utilize these airplane services for all business and personal travel in the interest of protecting their personal security. For Mr. Kapito and Ms. Petach, $28,130 and $28,130, respectively, was attributable to financial planning services. $17,250 for each of Messrs. Fink, Kapito and Hallac and Ms. Wagner and Ms. Petach was attributable to contributions made by BlackRock under its defined contribution (401(k)) plan in 2011. For more information regarding perquisites, please see “Compensation Discussion and Analysis—Perquisites.”

No Nonqualified Deferred Compensation Earnings were determined to be above-market. None of the named executive officers participate in any BlackRock defined benefit pension plans.